UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 12)1

First United Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

33741H107

(CUSIP Number)

J. ABBOTT R. COOPER

DRIVER MANAGEMENT COMPANY LLC

250 Park Avenue

7th Floor

New York, NY 10177

(212) 572-4811

with copies to:

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

EITAN HOENIG, ESQ.

KLUK FARBER LAW PLLC

166 Mercer Street, Suite 6B
New York, New York 10012
(646) 850-5009

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 13, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33741H107

1	NAME OF REPORTING PERSON

Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		360,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

360,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.07%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 33741H107

1	NAME OF REPORTING PERSON

Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		360,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

360,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.07%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 33741H107

1	NAME OF REPORTING PERSON

J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		360,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

360,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.07%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 33741H107

1	NAME OF REPORTING PERSON

Michael J. Driscoll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 33741H107

1	NAME OF REPORTING PERSON

Lisa Narrell-Mead
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		650
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

650
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 33741H107

1	NAME OF REPORTING PERSON

Ethan C. Elzen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		425
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

425
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 33741H107

The following constitutes Amendment No. 12 to the Schedule 13D filed by the undersigned (“Amendment No. 12”). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 13, 2019, Driver delivered a letter (the “Plurality Voting Letter”) to certain independent members (the “Independent Directors”) of the Issuer’s Board of Directors (the “Board”). In the Plurality Voting Letter, Driver questioned the independent designation of these directors based on their lengthy tenure, family relationships with other directors and business relationships with the Issuer. Driver expressed its view that this apparent combination of compromised objectivity and interconnectivity could be leading the Board to dismiss growing, vocal support amongst investors for a sale process. Driver stated its belief that one particularly troublesome corporate governance practice of the Issuer requires immediate attention: the lack of a plurality carve-out from the majority voting standard in contested elections.

Driver stated that the use of a majority voting standard in contested elections is widely viewed as a potential entrenchment device for boards because (i) a plurality voting standard in a proxy contest ensures that the director nominees receiving the most votes are duly elected to the board, which is an essential feature of corporate democracy and consistent with the voting guidelines of institutional shareholders and proxy advisory firms; (ii) a majority voting standard is not appropriate in a contested election because the threshold is too high, and it protects incumbency by allowing incumbent directors who do not receive at least a majority of the votes cast to continue serving on the Board as holdovers, even if they received fewer votes than a shareholder nominee; and (iii) a majority voting standard unduly restricts the ability of shareholders to elect their choice of directors in a contested election, making it possible that none of the director candidates up for election will receive the required majority of votes cast to be duly elected, resulting in a “failed election.”

Driver called on the Independent Directors, who have fiduciary duties to act in the best interest of all shareholders, to address what it views as an affront to the shareholder franchise by immediately amending the Issuer’s Bylaws to provide for a plurality voting carve-out in contested elections. Driver stated its belief that a failure to remedy this deficiency would demonstrate a clear disregard for the fundamental right of shareholders to elect directors of their choosing. Driver further stated that the Maryland General Corporation Law provides for a plurality voting standard by default, meaning the Board had to specifically amend the Bylaws to impose a majority voting standard. Since the Board can unilaterally amend the Bylaws without prior shareholder approval, Driver stated that the Board should therefore implement a plurality carve-out in contested elections immediately and without delay.

Driver concluded the Plurality Voting Letter by requesting that the Issuer indicate, prior to December 16, 2019, whether it would rectify this issue. Driver stated that, if it did not receive a response by then, it would assume that the Issuer intends to preserve the majority voting standard in contested elections as a mechanism to further entrench the Board, and would take action to preserve the corporate franchise and protect the rights of all shareholders.

The foregoing description of the Plurality Voting Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Plurality Voting Letter, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

8

CUSIP No. 33741H107

Following the delivery of the Plurality Voting Letter to the Independent Directors, Driver’s counsel engaged in discussions with the Issuer’s counsel regarding Driver’s serious concerns with the Issuer’s corporate governance practices, including the lack of a plurality carve-out from the majority voting standard in a contested election at the Issuer’s 2020 Annual Meeting of Shareholders (the “Annual Meeting”). During these discussions, the Issuer’s counsel proposed a framework for voting on the election of directors that would ensure that the director candidates who receive the most votes for the available number of seats would serve as the directors of the Issuer. However, as of the filing of this 13D amendment, the Issuer has not amended its Bylaws to add a plurality voting carve-out, even though this is an action that the Board can take at any time without shareholder approval.

On December 17, 2019, Driver delivered a letter (the “December 17 Letter”) to the Independent Directors, in which Driver stated that it viewed the Board’s approval of a plurality voting exception at the Annual Meeting as a reactionary step that was taken only after Driver publicly complained about it. In the December 17 Letter, Driver stated its belief that several corporate governance concerns persist and require the Independent Directors’ immediate attention and decisive action, including the Board’s questionable independence, a dysfunctional Lead Director, a lack of transparency surrounding Chairman and CEO Carissa Rodeheaver and Ms. Rodeheaver’s troubling stock loan and share ownership.

Driver stated in the December 17 Letter that the average tenure of the Issuer’s directors exceeds 15 years. Driver further stated that Institutional Shareholder Services’ (“ISS”) guidelines consider director tenure over nine years to be excessive, creating the potential to compromise a director’s independence, and that ISS scrutinizes boards with an average director tenure of over 15 years for independence from management and sufficient turnover to ensure new perspectives. Driver also expressed its concern that Robert Kurtz is the uncle of Brian Boal, a close family relationship that raises questions about their ability to act objectively and in the best interests of shareholders, especially since both Messrs. Kurtz and Boal serve on the Audit Committee. Driver requested that the Board elaborate on the process by which it determined the independence of the Independent Directors.

Driver further stated its belief that Lead Director John McCullough was the next appropriate point of contact between shareholders and the Board given the apparent conflicts of interest of Chairman and CEO Carissa Rodeheaver in exploring a sale of the Issuer. Driver noted that Mr. McCullough appeared to be absent from any dialogue with shareholders at a time when Driver believes his role as Lead Director is critical in serving the best interest of shareholders.

Driver continued the December 17 Letter by requesting that Ms. Rodeheaver disclose any family relationships that she has with employees of the Issuer so that shareholders can assess the depth and breadth of any potential conflict of interest that may exist. Driver also questioned, in light of the Issuer’s recent disclosure of security holdings of directors and executive officers, whether the loan for which Ms. Rodeheaver’s 5,000 shares served as collateral on February 28, 2019 was extended by the Issuer and, if so, whether such loan has been repaid in full or is currently secured by other collateral. Driver concluded the December 17 Letter by asking the Independent Directors how Ms. Rodeheaver’s interests are aligned with shareholders when the current market value of her share ownership is less than the amount of her total annual compensation in 2018, despite her 13 years of service as an officer of the Issuer.

The foregoing description of the December 17 Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the December 17 Letter, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	The Plurality Voting Letter, dated December 13, 2019.

99.2	The December 17 Letter, dated December 17, 2019.
9

CUSIP No. 33741H107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2019

Driver Opportunity Partners I LP

By:	Driver Management Company LLC
its general partner

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

/s/ Michael J. Driscoll
Michael J. Driscoll

/s/ Lisa Narrell-Mead
Lisa Narrell-Mead

/s/ Ethan C. Elzen
Ethan C. Elzen

10